Exhibit 99.1

Corporate | Internal ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY POLICY (GLOBAL) Publication Date: 03.06.2022 1. PURPOSE The “Environmental, Social and Climate Responsibility Policy” (or “PRSAC” in Portuguese) presents the principles, strategies and guidelines of an environmental, social, and climate nature to be observed in the performance of the business, activities and processes of Itaú Unibanco, as well as in its relationship with stakeholders. 2. TARGET AUDIENCE This policy is applicable to the activities of Itaú Unibanco and its subsidiaries. 3. INTRODUCTION In the capacity of an institution that represents the conglomerate before the Central Bank of Brazil, Itaú’s vision is to be a leading institution in sustainable performance and customer satisfaction through the generation of value shared among all stakeholders, clear performance to ensure the longevity of the business and compliance with laws and regulations. We believe that, as a financial institution, we influence decisions and guide financial flows through our products and services. Our commitment to sustainable development in the countries where we operate is in the essence of our activity and is reflected in our sustainability strategy, which guides the integration of aspects of an environmental, social and climate nature into our business, and in the way we create value for society through our Positive Impact Commitments (sustainability strategy with public targets on the institution’s website), which permeate the entire organization and guide our decision-making processes in our business, activities and processes. Adherence to this responsibility policy is mandatory and guides a set of efforts of the entire organization towards compliance with these principles. 4. PRINCIPLES AND GUIDELINES This policy establishes guidelines that, provided that the relevance and proportionality principles are observed, must guide the performance of our business, activities and processes, as well as our relationship with stakeholders, taking the following natures into consideration: I. Regarding the social nature - Respect and protection of human rights by means of the promotion of diversity, equity and inclusion, prevention of moral and social harassment, discrimination of any nature and work in degrading conditions, in disagreement with legislation (child labor and forced or compulsory labor). - Promotion of equal opportunities for employees and value chain, as well as for the development of corporate leaders on diversity and human rights aspects. - Encouragement for the transformation of society in crucial fields for social development on agendas such as education, employability, mobility, culture and health in conformity with the private social investment strategy. - Contribution to the reduction of social inequalities through support for historically vulnerable groups in society due to gender, race, age, sexual orientation, disability or regionality. - Support for entrepreneurship so as to increase social development and contribute to the financial inclusion and prosperity of micro, small and middle-market entrepreneurs based on access to financial products, tools and solutions that improve the management of businesses and expand their growth potential. - Ethical and transparent posture, with the availability of complaint channels that are accessible and suitable for stakeholders to receive and check reports on suspicions of violations related to integrity. - Respect for the regulatory environment and for the competition conditions for a fair financial system that promotes the best sustainability practices in the industry. II. Regarding the environmental nature

Corporate | Internal - Attempt to reduce the negative environmental impacts of our direct operations, in addition to the promotion of sustainable practices, by means of efficiency in the consumption and use of natural resources, proper management and disposal of waste and effluents generated in the bank’s activities, and efficiency in energy use. - Management and minimization of negative environmental impacts arising from activities and value chain through continuous improvement processes, taking into consideration good environmental management practices and legal requirements. - Adoption of environmental and social risk and opportunity management that contributes to the conservation and sustainable use of resources and protection of Brazilian biodiversity. - Attention to compliance with applicable environmental legislation in our processes. - Support for clients in the reduction of their environmental impacts by means of the products and services offered. - Investments in sustainable development projects in the most diverse economic sectors and, in particular, in the agribusiness industry. iii. Regarding the climate nature - Incorporation of climate variables into the management of risks, as defined in the Environmental, Social and Climate Risks Policy, in accordance with Resolution No. 4,557/17 of the National Monetary Council (CMN), as amended by CMN Resolution No. 4,943/21. - Measurement of scope 1 and 2 greenhouse gas emissions and offset of own emissions. - Definition of financed emissions management strategy (scope 3) and implementation of a decarbonization plan to support the transition of businesses to a carbon-neutral economy. 5. GUIDELINES FOR THE RELATIONSHIP WITH STAKEHOLDERS I) CLIENTS - Contribute to increase the access to financial products and services and offer tools and content that support healthier financial decisions. - By means of our products and services, partnerships and investments, foster the development of people and companies based on access to financial resources, tools and solutions that improve the management of businesses and increase their growth potential. - Encourage clients to develop environmental, social and climate responsibility practices. - Promote practices for the continuous improvement of accessibility, social inclusion, respect for human rights and diversity of clients. - Have suitability as an assumption in the sale of products and provision of services aimed at an increasingly sustainable economy. - Influence the sustainable development of people and companies by means of our business, whether through the extension of credit in industries with a positive impact on society, the structuring of ESG operations or products that support the climate transition of the economy, and have offers of responsible investment products that are always open for funding. II) EMPLOYEES - Offer to our employees a healthy, accessible, inclusive and prosperous work environment that generates well-being based on the adoption of good development, training, health and safety practices. - Have Ombudsman’s Office procedures available to both guide and advise employees and address suspicions, complaints and reports of ethical misconduct and practices that are contrary to the institutional policies, such as moral or sexual harassment, discrimination and interpersonal conflicts and conflicts of interest in the work environment. - Adopt clear and transparent compensation processes aimed at complying with the applicable regulation and the best national and international practices, as well as ensure compatibility with this policy. - Promote practices for the appreciation of diversity, equity and inclusion in the work environment. III) SUPPLIERS - Monitor the environmental, social and climate aspects for contracting and maintaining suppliers in accordance with the principles of this policy, as well as compliance by suppliers with applicable legislation. - Engage suppliers to encourage the adoption of best environmental, social and climate responsibility practices.

Corporate | Internal IV) INVESTORS AND STOCKHOLDERS - Disclose financial and non-financial information in a simple and objective manner that allows investors and stockholders to assess the organization’s work and strategy, enabling them to make proper investment decisions. - Report, in an integrated, continuous and consistent way relevant environmental, social, climate and governance aspects. 6. MANAGEMENT OF PRINCIPLES AND GUIDELINES The impacted departments shall include in their respective internal procedures the means for the implementation of the guidelines established in this policy, when applicable. We point out the processes necessary for the effective compliance with the guidelines: - Establish governance processes for the proper management of the environmental, social and climate aspects with regular reporting in the proper forums and monitor the application of the guidelines and actions aimed at the effectiveness of this policy. - Establish the basic guidelines of the Environmental Management System, or any other system that may replace it, used in the certified administrative buildings to ensure compliance with the NBR ISO 14.001:2015 Standard, and adopt the best environmental management practices in the uncertified administrative buildings, branch network and technological centers. - Incorporate sustainability and environmental, social and climate responsibility criteria into the management of and decision on companies over which Itaú Unibanco holds partner rights and effective operational control or corporate control. - Integrate sustainability and environmental, social and climate responsibility issues into the management of third-party resources and exercise the responsibility, as a supervisor, through the engagement of companies and participation in the meetings of investees. - Promote the awareness and education of employees on environmental, social and climate topics and the proper application of this policy. - Disseminate good practices, strategy and environmental, social and climate content to our stakeholders; - Manage environmental, social and climate risk as one of the many types of risk to which we are exposed in our operations, products and services. - Disclose this policy, as well as the list of voluntary pacts, agreements or commitments on the institution’s website. 7. GOVERNANCE The governance of environmental, social and climate responsibility at Itaú Unibanco has forums and departments indicated below that have the following roles and responsibilities: Board of Directors: It approves and reviews the Environmental, Social and Climate Responsibility Policy and ensures the adherence by the institution to the policy and the actions aimed at its effectiveness, as well as the compatibility with the other policies established. Environmental, Social and Climate Responsibility Committee: It coordinates the activities with the Risk and Capital Management Committee (CGRC) and works on the recommendations to the Board of Directors on the establishment and review of this policy. Superior ESG Council: It ensures compliance with Itaú Unibanco’s Corporate Sustainability Strategy (ESG), monitors the progress and evolution of the main indicators, projects and processes of the Corporate Sustainability (ESG) agenda, both in the retail and wholesale segments, monitoring the bank’s work in view of the main ESG demands from the market, regulators and civil society, approving projects and resources necessary for addressing priority gaps for the effectiveness of the Environmental, Social and Climate Responsibility Policy and, when necessary, forwards the proposals for improvement to the Board of Directors. Institutional Relations and Sustainability Office: It is responsible for implementing and updating this policy, as well as for developing and coordinating topics and processes related to environmental, social and climate responsibility, in accordance with the duties determined in a specific internal rule and in line with the business and support areas. Environmental and Social Legal Department: It provides support on specific legal topics and guidance on applicable legislation and rules. Risk Department: It identifies, assesses, measures, controls, monitors and reports, and internalizes in policies and procedures the Environmental, Social and Climate Risks (“ESC” or “ESC Risks”) for Traditional Risks.

Corporate | Internal Products and Services Departments (Wholesale and Retail): They work on the development of opportunities that have the potential to make a positive contribution to society, nature, climate, restoration and environmental conservation, as well as on the provision of transparent information to the market. Procurement Department: It continuously monitors suppliers with respect to environmental and social criteria and it may, should relevant facts be identified, at any time, suspend new contracts and, possibly, terminate the existing contracts. Investor Relations Department: It publishes information to investors in accordance with the guidelines of this policy and provides the documents listed by Resolution No. 4,945/21 of the National Monetary Council (CMN) on the institution’s website. Compensation Department: It ensures that the compensation structure adopted by the institution does not encourage behaviors that are incompatible with this policy. Endomarketing Department: It works on the dissemination of this policy to employees and their engagement with it. Internal Audit: It checks, on an independent and regular basis, the adequacy of processes and procedures for the adherence to the Environmental, Social and Climate Responsibility Policy, in accordance with the guidelines established in the Internal Audit Policy. Other departments of Itaú Unibanco: They observe the adherence to the principles and guidelines of this policy in the activities under their responsibility and management. They formalize in their processes, policies, procedures and/or manuals the criteria that ensure adherence to the principles and guidelines of this policy. 8. COMMUNICATION CHANNELS Questions and suggestions related to this policy and its application must be forwarded to the electronic mail: prsac@itauunibanco. com.br. Public information on this policy is available at the link: https://www.itau.com.br/relacoes-com-investidores/ 9. RELATED RULES Resolution No. 4,945/21 of the National Monetary Council (CMN), which provides for the Environmental, Social and Climate Responsibility Policy (PRSAC) and the actions aimed at its effectiveness. CMN Resolution No. 4,557/17, as amended by CMN Resolution No. 4,943/21, which provides for the risk management structure, capital management structure and information disclosure policy. SARB Regulation No. 014/2014 – Bank Self-Regulation (Brazilian Federation of Banks - FEBRABAN) – Creation and implementation of the Environmental and Social Responsibility Policy. NBR ISO 14.001:2015 of the Brazilian Association of Technical Standards (ABNT) – Environmental Management System – Requirements for guidance and use. 10. BODIES RESPONSIBLE FOR PREPARING THE DOCUMENT Preparation ESG STRATEGY DEPARTMENT Approval BOARD OF DIRECTORS Office in charge INSTITUTIONAL RELATIONS AND SUSTAINABILITY OFFICE